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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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Following is the transcript of a recording to Compaq employees by Peter
Mercury, Senior Vice President and General Manager, Compaq Global Services, replayed by Compaq on its internal intranet on October 9, 2001:


                         PETER MERCURY'S AUDIO RECORDING

                                 OCTOBER 4, 2001

         This is Peter Mercury and welcome to our audio message for October, 2001. A lot of my preparation for this audio recording was thinking about what I can say and what I can't say. We're currently closing Q3 so we have to be very careful when talking about financial performance. We also have to be very careful when talking about the Hewlett-Packard / Compaq merger. There are important legal restrictions that apply while our merger with Hewlett-Packard is pending. I do want to talk a bit about the merger but everything I'm going to say is from official Company material that is available on Inline at the HP and Compaq merger website. This is the only material and information that we should be using for internal communication. And all external communication will be tightly managed and executed by the two corporations.

         The merger is intended to create a new global technology leader that will offer business and consumer markets a complete set of products and services they need with a commitment to open systems and architecture. Compaq and HP share a vision of what customers want around solutions capability, product leadership, services, managing complexity, open architecture, innovation and choice. The new Company will organize itself around four key categories of offering: IT infrastructure, Services, access devices and printing & imaging.

         The strategic rationale for Compaq is that the merger bolsters our server position, particularly in data center UNIX, adds open application integration tools, reduces the access business as a piece of the overall company mix, brings additional scale in Services and helps with enterprise branding. For HP, the strategic rationale is that the merger bolsters their server position in industry standard servers, adds scale and an improving model for the access business, adds scale in Services, enhances low-cost, low-end expertise in printing and deepens the management ranks.

         Specifically for Services, the merger will help move the Company into the top tier of service providers in the industry. The new Company's service business will be the third largest worldwide after IBM and EDS. The Services business will be profitable and growing. Total global Services headcount will be over 60,000.

         Again, everything I have just said about the merger is straight from the Inline material. I encourage everyone to review the material the Company is making available and stay current with merger activities through the Inline website.

         The Services integration work will begin soon. There will be communication about the process and the players. The intent will be to have a small number of people dedicated to the integration process to help keep the vast majority of people focused on running the business of both companies. As I think you know, until the merger is complete, Compaq and HP must continue to operate as separate companies and compete in the marketplace as they always have. There can be no actual integration of business activity until the transaction is officially approved by shareholders and regulators.

         On a completely different topic, I want to thank all of the people in Services who have devoted time to helping customers who were impacted by the events of September 11. Many Service employees in the New York City area, in Washington, DC, at our support centers and in our logistics operations all worked above and beyond the call of duty. Compaq Global Services performed admirably. I am appreciative of the super effort and very proud to be associated with this organization.

         As I mentioned earlier, it is very important that we stay focused on our business at hand. We have just initiated an exercise designed to keep Compaq Global Services moving forward with full acknowledgement of the pending merger and the challenging economic conditions we are experiencing. We're modifying our plans where needed but the vast majority of our agenda is still on target. Compaq Global Services performance for employees, partners, customers and shareholders has been strong throughout the year and we need to continue that performance during these uniquely challenging times.

         Thanks for all your support and I'll talk to you again in a few weeks.